CONTINENTAL MINERALS CORPORATION
FINANCIAL STATEMENTS REQUEST FORM

Cusip No. 211653100
Scrip No. KMKQ

National Instruments 51-102 and 54-101 of the Canadian Securities Administrators provide both registered holders and beneficial owners of a company’s securities with the opportunity to elect annually to receive a copy of a company’s interim financial statements and the corresponding management discussion and analysis (“MD&A”) of those statements.

If you wish to receive printed copies of the quarterly interim financial statements and corresponding interim MD&A to those statements for 2006 for Continental Minerals Corporation (the “Company”), please complete this form and return it to:

CONTINENTAL MINERALS CORPORATION
Ste. 1020-800 West Pender Street
Vancouver, BC
V6C 2V6
Telephone: 604-684-6365
Toll Free: 1-800-667-2114
Fax: 604-684-8092

You will not receive copies of any interim financial statements from the Company for the ensuing year if you do not complete and return this form.

Copies of the Company’s previously issued and current annual and quarterly financial statements and related MD&A are available to shareholders ad to the public on the SEDAR website at www.sedar.com.

Please indicate below if you would like to receive Continental Minerals Corporation news releases by either one of the following methods:

News Releases	☐ Email	☐ Fax

I confirm that I am a shareholder of the Company.

DATED: _________________, 2006.
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Name and title of person signing if different from name above.